Exhibit 99.4

This business combination involves the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

(Reference Translation of the Japanese Original)

February 2, 2012

To Shareholders:

Company Name	Shoei Co., Ltd.
Representative	President and Chief Executive Officer Masao Fujioka
Stock Code	3003, First Section, Tokyo Stock Exchange
Contact	Executive Officer and General Manager, Yoshinobu Odaka
Accounting and Tax Planning Group (Tel: +813-3292-3384)

Regarding the Results of Request for Waivers of  Financial Covenant in the Syndicated Loan Agreement

As disclosed in the press release “Breach of Financial Covenant in the Syndicated Loan Agreement” dated January 16, 2012,  Shoei Co. Ltd. (the “Company”) was in breach of a  financial  covenant provided in the syndicated loan agreement entered into between the Company and several financial institutions under which the Company undertakes to maintain the amount of consolidated net assets as accounted for on the consolidated balance sheets of the Company as of June 30 and December 31 of each year equal to at least 75% or more of the consolidated net assets as of June 30 and December 31 of the previous year, respectively, and in any case at no less than 28.8 billion yen, excluding valuation differences on  available-for-sale securities as of December 31, 2011. (As of December 31, 2011, there was 31.150 billion yen outstanding under the loan. )  We hereby announce that the Company has received written waivers of the aforementioned financial convent from the financial institutions participating in the syndicated loan so long as the merger with Hulic Co., Ltd. continues to proceed.